Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

March 7, 2012

VIA EDGAR AND EMAIL

Peggy Kim, Esq.

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	FBL Financial Group, Inc.
Schedule TO-I
Filed February 28, 2012
File No. 5-50132

Dear Ms. Kim:

On behalf of our client, FBL Financial Group, Inc., an Iowa corporation (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 6, 2012 (the “Comment Letter”) regarding the Schedule TO-I filed by the Company on February 28, 2012 (the “Schedule TO”).  Capitalized terms used but not defined herein have the meanings given to them in the Schedule TO.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  To facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

The Company is filing, via EDGAR submission, Amendment No. 1 to the Schedule TO concurrently with the submission of this response letter.

Offer to Purchase

1.                                       Please advise as to the applicability of the all-holders rule in Rule 13e-4(f)(8)(i) to the Repurchase Agreement with IFBF, which owns 52% of the shares outstanding.  One purpose of the all-holders requirement is to assure the fair and equal treatment of all holders of the class of securities that is the subject of a tender offer.  Refer to SEC Release 33-6653 (July 11, 1986).  It appears that pursuant to the concurrent Repurchase Agreement, IFBF will avoid proration in the event that the tender offer is oversubscribed and will have up to one million of its shares repurchased at the tender offer price, conditioned on FBL purchasing shares in the tender offer.

Response:  The Company respectfully submits that Rule 13e-4(f)(8)(i) is not applicable to the Repurchase Agreement as the Shares are being repurchased from IFBF outside of the Offer in a manner which is permitted under and complies with Rule 14e-5 and Rule 13e-4(f)(6).  Moreover, the Offer has been made to all holders of Shares and is open to IFBF, although IFBF has voluntarily chosen not to participate.

The Repurchase Agreement was entered into on February 26, 2012, prior to the Company’s issuance of a press release publicly announcing its intention to commence the Offer on February 27, 2012.  Additionally, the Company structured the Repurchase Agreement so that the repurchase will occur on the eleventh business day following the expiration of the Offer.  Rule 14e-5(a) prohibits repurchases of the subject securities “from the time of public announcement of the tender offer until the tender offer expires.”  As the Repurchase Agreement was entered into prior to the time of public announcement of the Offer, and the repurchase contemplated by the Repurchase Agreement will not close until after the expiration of the Offer, Rule 14e-5 does not apply to the Repurchase Agreement.

Similarly, because the repurchase contemplated by the Repurchase Agreement does not close until the eleventh business days following the expiration of the Offer, the Repurchase Agreement complies with Rule 13e-4(f)(6), which prohibits a subject company from purchasing securities that are the subject of a tender offer for ten business days following the expiration of the tender offer.

Because the repurchase contemplated by the Repurchase Agreement is not a part of, and is being made outside of, the Offer, the restrictions contained in Rule 13-4(f)(8), which relate to purchases in the context of a tender offer, do not apply to the repurchase contemplated by the Repurchase Agreement.

In addition, the Company respectfully notes to the Staff that in agreeing to the Repurchase Agreement, IFBF voluntarily made the decision not to participate in the Offer even though the Offer is open to all shareholders, but instead chose to sell its shares to the Company based on the contractual arrangements of the Repurchase Agreement.  We note that the Company’s board of directors believes that this arrangement is beneficial to the Company’s public shareholders because the Company’s controlling shareholder is removed from the “price discovery” process of the Offer.  The Company also notes that, had IFBF not agreed to the Repurchase Agreement and instead tendered all of its Shares into the Offer, even assuming maximum proration, more Shares would have been purchased from IFBF than the number of Shares that are being repurchased from it pursuant to the

Repurchase Agreement.  Accordingly, even if Rule 13e-4(f)(8)(i) did apply to the Repurchase Agreement, the Company believes that the policy concerns that are raised by the Staff’s comment are not implicated by the Repurchase Agreement.

2.                                       We note that the number of shares that IFBF will sell would be prorated if the Offer is not fully subscribed.  Please revise to include an example of how many of IFBF’s shares of FBL’s stock will be repurchased if the offer is undersubscribed.

Response:  In response to the Staff’s comment, the Company has amended page 5 of the Offer to Purchase to add the following disclosure after the fourth paragraph of Section 1 (“Number of Shares; Purchase Price; Proration”):

In the event that only 2,000,000 Shares are tendered into the Offer and therefore the Offer is not fully subscribed, assuming at least one Share is tendered at a Purchase Price of $35.00 and the Company accepts for payment Shares pursuant to the Offer, the Purchase Price will be $35.00 and the number of Shares repurchased from IFBF pursuant to the Repurchase Agreement will be reduced by 50%, which is equal to the ratio of the number of Shares tendered pursuant to the Offer (2,000,000) divided by the maximum number of Shares that could be repurchased in the Offer at the purchase price of $35.00 per Share (4,000,000).  Accordingly, in such case, 500,000 Shares would be repurchased from IFBF pursuant to the Repurchase Agreement.

What is the purpose of the offer, page iii

3.                                       Please refer to your statement in the second paragraph on page iv that you intend to consider further repurchases of shares after the tender offer.  We note that you have conditioned this offer on the repurchase of fewer shares than an amount that would cause the number of record holders to drop below 300, or result in the shares becoming delisted or eligible for termination of registration under the Exchange Act.  Tell us what consideration, if any, you have given to the possibility that the tender offer, taken together with the future repurchases you are contemplating, may constitute one in series of transactions that could have a Rule 13e-3 effect, as defined in Rule 13e-3(a)(3).

Response:  The Company notes the Staff’s comment and does not currently intend to commence share repurchases which would cause the number of record holders to drop below 300, or result in the Shares becoming delisted or eligible for termination of registration under the Exchange Act.  In the event that, in the future, the Company commences further share repurchases which would have a Rule 13e-3 effect, the Company would comply with the provisions of Rule 13e-3.

Purchase of Shares and Payment of Purchase Price, page 15

4.                                       We note that you do not expect to announce the results of proration and begin payment until up to five business days after the expiration date of the offer.  Please tell us how this payment schedule complies with the requirement to pay promptly under Rule 14e-1(c).  See Exchange Act Release 43069 at section II. D. (July 24, 2000).

Response:  The Company respectfully notes that the cited statement that it may take up to five business days after the expiration of the Offer to calculate the final proration factor and begin paying for tendered shares is made under the assumption that proration is required.

The prompt payment provisions of Rule 13-4(f)(5) and Rule 14e-1(c) of the Exchange Act require that the Company pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the Offer.  In construing the word “promptly” in this context, the court in Prior v. United States Steel Corp., 591 F. Supp. 942 (S.D.N.Y. 1984) held that prompt payment for tendered shares is a question of fact to be determined in light of the facts and circumstances of the transaction and the customary practices of the financial community.

One circumstance affecting the timing of payments to be made to shareholders who have properly tendered shares in the Offer is the fact that the Company has provided shareholders desiring to tender shares in the Offer with the ability to submit prior to the expiration of the Offer a notice of guaranteed delivery, and then submit their certificates and other required documents to the depositary within three business days after the date of receipt by the depositary of the notice of guaranteed delivery.  Another circumstance that may affect the timing of payments to shareholders who have properly tendered Shares is that proration may be required if the Offer is oversubscribed.  It would not be possible to compute the proration factor until after the notice of guaranteed delivery period has expired.  Therefore, without removing the notice of guaranteed delivery component and the proration feature from the Offer, both of which are customary and for the benefit of tendering shareholders, not later than five business days after the expiration of the Offer is the soonest practicable time at which the Company may commence payments in the event of proration.  The depositary for the Offer is also the Company’s transfer agent for its Shares which should facilitate the timing and mechanics for proration if it becomes necessary.

After discussion with the Company’s depositary for the Offer, and reviewing other precedents, we believe that this timing falls within customary practice of the financial community, given the facts and circumstances specific to this transaction, and complies with the guidance in Exchange Act Release 43069, section II.D.  We also believe that the payment timing as discussed above is in keeping with the purpose behind Rule 14e-1(c) provided in the Commission’s Exchange Act Release No. 16384, to “protect investors by ensuring that deposited securities are not tied up for an unreasonable length of time and will not unduly burden either the offeror or its depository in their operations after the termination of a tender offer.”  Fed. Sec. L Rep. para. 82,373 at 82,596 (Nov. 29, 1979).

Conditions of the Offer, page 18

5.                                       We note your disclosure that you may assert the conditions or waive them at any time or from time to time, and that failure to assert a condition shall not be deemed a waiver of the company’s rights.  As the bidder, you have the right to waive any listed offer condition.  However, if a condition is “triggered,” you may not waive the condition by failing to assert it.  In our view, such inaction would be tantamount to a waiver of the applicable condition.  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure to security holders.  Please confirm your understanding in your response letter.

Response:  The Company notes the Staff’s comment and confirms its understanding that the waiver of a condition to the Offer may constitute a material change to the Offer that could require the extension of the Offer and dissemination of new disclosure to security holders.

*          *          *

In response to the Staff’s request, the Company is also concurrently filing an acknowledgment letter from James P. Brannen, Chief Financial Officer and Chief Administrative Officer of the Company, with respect to certain matters.

If you have any questions or require any further information with regard to the foregoing, please in the first instance contact the undersigned by phone at (212) 735-3714.

Very truly yours,

/s/ Todd E. Freed

Todd E. Freed

cc:	James P. Brannen (FBL Financial Group, Inc.)
David A. McNeill (FBL Financial Group, Inc.)
Richard J. Grossman (Skadden, Arps, Slate, Meagher & Flom LLP)